Synovics Pharmaceuticals, Inc.
5360 Northwest 35th Avenue
Ft. Lauderdale, FL 33309
954-486-4590

September 9, 2008

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Synovics Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-135981
Filed July 24, 2006

Ladies and Gentlemen:

     The Company hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form S-3 filed with the Commission on July 24, 2006 (File No. 333-135981) (the “Registration Statement”).

     The Company requests this withdrawal because it has determined not to pursue the registration of the securities included in the Registration Statement at this time. No securities were offered or sold pursuant to the Registration Statement. Please apply the Company’s filing fee to its account with the Commission.

      Thank you for your assistance in this matter.

Synovics Pharmaceuticals, Inc.

By:	/s/ Steve Getraer
	Name:	Steve Getraer
	Title:	Chief Financial Officer